SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW

                                                                  August 8, 2006

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:        Christine Adams - Staff Accountant
                  Carlos Pacho - Senior Assistant Chief Accountant
                  Larry Spirgel - Assistant Director

         Re:      ROO Group, Inc.
                  Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed April 17, 2006

                  Form 10-Q for the Fiscal Quarter Ended March 31, 2006 File No.0-25659

Ladies and Gentlemen:

      We are counsel to ROO Group, Inc. (the "Company"). On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to respond on August 8, 2006 to the comments of the Commission on the above referenced filing. We are hereby requesting an extension of the date to respond until, on or before August 22, 2006.

      If you have any questions, please contact the undersigned.

                                                       Very truly yours,

                                                       /s/ Marcelle S. Balcombe

                                                       Marcelle S. Balcombe